February 10, 2025

T. Ryan Sullivan
Chief Executive Officer
GBank Financial Holdings Inc.
9115 W. Russell Rd., Ste. 110
Las Vegas, Nevada 89148

       Re: GBank Financial Holdings Inc.
           Draft Registration Statement on Form S-1
           Submitted January 13, 2025
           CIK No. 0001791145
Dear T. Ryan Sullivan:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Form S-1 submitted January 13, 2025
Cover Page

1. We note your disclosure that the shares of your common stock are being offered for sale by selling stockholders at prices established on the OTCQX Market during the term of this offering, and that you intend to list your common stock on the Nasdaq.
       Please revise to clarify the method by which the price of the shares will be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. Prospectus Summary
Overview, page 4

2. We note your disclosure that you have grown your diversified loan portfolio at a
       27.90% compound annual growth rate ("CAGR") since 2016, and a loan growth with
 February 10, 2025
Page 2

       a deposit CAGR of 27.93%. Because CAGR only represents a comparison of two dates in time but does not show trends or events during the period represented, please balance your disclosure by also including annual rates for the periods represented, or advise.
Implications of Being an Emerging Growth Company, page 5

3. We note disclosure that you have elected to use the extended transition period for complying with new or revised accounting standards pursuant to the JOBS Act.
       However, we also note disclosure on page 42 that you have irrevocably elected to adopt new accounting standards within the public company adoption period. Please revise your filing accordingly to be consistent.
Our Products, page 5

4. Please explain here what percentage of your business is of each commercial and consumer banking services, prepaid debit cards, and electronic prepaid access programs, for instance, or advise.
Electronic Prepaid Access Programs, page 6

5. Please revise your disclosure to describe the key terms of the Sponsorship Agreement with Bankcard Services, LLC and file the Sponsorship Agreement as an exhibit, or advise.
Risk Factors
Interest rate shifts may reduce net interest income, page 14

6. Please address more specifically in this risk factor how the current interest rate environment is currently affecting your business.
Risk Factors
An active trading market for our common stock , page 28

7. We note your disclosure that the public market for your common stock has been limited to the OTCQX Market, and that an active trading market may not develop.
       Please clarify if there has been an active trading market on the OTCQX Market to date. If there has not been an active trading market, expand your risk factor disclosure to discuss how that has or may impact the price of the securities.
8. We note the disclosure here that the public offering price of your securities was determined through negotiations between you and the underwriters. However, that is not discussed on the cover page. Please refer to the reference to underwriters at page
       3 as well. Please revise for consistency throughout.
Description of Securities, page 37

9. We note your disclosure that you are authorized to issue 5,000,000 shares of preferred stock. We also note that Section 1(a)(iii) of your Articles of Incorporation states that the Corporation is authorized to issue 10,000,000 shares of preferred stock. Please revise your disclosure as appropriate, or advise.
Loans, page 48
 February 10, 2025
Page 3

10. We note disclosure that commercial real estate loans total $521.6 million, or 88% of your total loan portfolio as of December 31, 2023. Please revise your filing here or where appropriate, to present disaggregated disclosures of your commercial real estate portfolio by borrower or property type for each period presented.
11. Please revise your filing to explain the reason(s) you began to repurchase previously sold guaranteed SBA loans during the third quarter of 2023 and disclose further how
       you began    initiating a change in loan terms with certain borrowers,
at the borrowers
       option.    To the extent you intend to do more of these loan
repurchases, please ensure
       your filing clearly discloses these intentions and the related financial statement impact of these repurchases for all periods presented. Lastly, please explain where these repurchased loans are reflected in your tabular presentation on page 50 as you only disclose $80.5 million of total loans with predetermined (fixed) interest rates as of
       December 31, 2023.
Liquidity, page 54

12.    We note disclosure that you review the Company   s liquidity position
daily and on at
       least a quarterly basis, a comprehensive liquidity analysis is reviewed by the Asset
       Liability Committee and Board of Directors. Please revise your filing to discuss in more detail any liquidity policy guidelines and metrics you use to manage your liquidity, such as coverage ratios or specific thresholds, as applicable, and whether you complied with your internal guidelines with respect to these metrics for each of the periods presented.
Certain Relationships and Related Party Transactions, page 86

13. We note that you entered into an agreement with BCS, which has common ownership with members of your board of directors. Please revise your disclosure to state the names of the related persons. Refer to Item 404(a)(1).
Concentration of Credit Risk, page F-7

14. We note your disclosure of concentration of credit risk and geographic dispersion of loan commitments on page F-31. Please revise your filing, where appropriate, to similarly disclose the geographic dispersion of your loan portfolio. Exhibits

15.    Please ensure each exhibit is in the proper text-searchable format. See
       Item 301 of Regulation S-T. Please re-file the respective exhibits to your registration statement.
General

16. We note your disclosure on page 4, and similar disclosure throughout your prospectus, that GBank is subject to primary supervision, periodic examination and regulation by the NVDFS and by the FRB as its primary federal regulator. We also note disclosure, such as on page F-7, that GBank is subject to regulation by the FDIC and the NFID. Please revise your disclosure to clarify or advise.
17. We note your cover page disclosure that the closing of this offering is not contingent
 February 10, 2025
Page 4

       upon the successful listing of your common stock on the Nasdaq Capital Market.
       Include risk factor disclosure to address the impact on liquidity and value of shares if your shares are not listed on the Nasdaq Capital Market.
       Please contact Lory Empie at 202-551-3714 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance